Exhibit 99.1

Ellomay Capital Reports Results for the Three and Nine Months Ended September 30, 2023

Tel-Aviv, Israel, December 31, 2023 – Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe, USA and Israel, today reported unaudited financial results for the three and nine month periods ended September 30, 2023.

Financial Highlights

•	Total assets as of September 30, 2023 amounted to approximately €612.3 million, compared to total assets as of December 31, 2022 of approximately €576.2 million.

•
Revenues for the three months ended September 30, 2023 were approximately €15.6 million, compared to approximately €15.5 for the three months ended September 30, 2022. Revenues for the nine months ended September 30, 2023 were approximately €41.1 million, compared to approximately €44.7 million for the nine months ended September 30, 2022.

•
Profit for the three months ended September 30, 2023 was approximately €5.9 million, compared to a loss of approximately €1.7 million for the three months ended September 30, 2022. Profit for the nine months ended September 30, 2023 was approximately €10.4 million, compared to a loss of approximately €2.3 million for the nine months ended September 30, 2022.

•
EBITDA for the three months ended September 30, 2023 was approximately €11.6 million, compared to approximately €8.6 million for the three months ended September 30, 2022. EBITDA for the nine months ended September 30, 2023 was approximately €21.5 million, compared to approximately €19.2 million for the nine months ended September 30, 2022. See below under “Use of Non-IFRS Financial Measures” for additional disclosure concerning EBITDA.

Financial Overview

•
Revenues were approximately €41.1 million for the nine months ended September 30, 2023, compared to approximately €44.7 million for the nine months ended September 30, 2022. This decrease mainly results from the decrease in electricity prices in Spain and from a curtailment of the electricity supply from the Company’s facilities to the grid during June 2023 due to maintenance and upgrade work on the main transmission line between Spain and Portugal, which caused a decrease in revenues of approximately €1 million. The Company subsequently implemented a solution aimed at minimizing the impact of future similar curtailments. The decrease in revenues was partially offset by an increase in revenues from the Company’s biogas plants in the Netherlands, resulting mainly from increased production and an increase in the 2023 gas price, and from the connection to the grid of Ellomay Solar (a 28 MW photovoltaic plant in Spain) during June 2022, upon which the Company commenced recognition of revenues.

•
Operating expenses were approximately €17.7 million for the nine months ended September 30, 2023, compared to approximately €18.4 million for the nine months ended September 30, 2022. This decrease mainly results from a decrease in payments under the Spanish RDL 17/2022, caused by a reduction in the electricity market price. RDL 17/2022 established the reduction of returns on the electricity generating activity of Spanish production facilities that do not emit greenhouse gases, accomplished through payments of a portion of the revenues by the production facilities to the Spanish government. As a result of the decrease in the electricity market price in Spain during the nine months ended September 30, 2023, the payments under RDL 17/2022 were lower during this period compared to the same period last year. This decrease in operating expenses was partially offset by increased operating expenses in connection with the Company’s biogas operations in the Netherlands caused by the use of higher quality raw materials due to lower availability of cheaper raw materials, and from the connection to the grid of Ellomay Solar during June 2022, upon which the Company commenced recognition of expenses. Depreciation expenses were approximately €12 million for the nine months ended September 30, 2023, compared to approximately €11.9 million for the nine months ended September 30, 2022.

•
Project development costs were approximately €2.4 million for the nine months ended September 30, 2023, compared to approximately €2.7 million for the nine months ended September 30, 2022. The decrease in project development costs is mainly due to projects in the United States and Italy that reached “ready to build” status, which results in the commencement of the capitalization of expenses related to such projects into fixed assets.

•
General and administrative expenses were approximately €4.1 million for the nine months ended September 30, 2023, compared to approximately €5 million for the nine months ended September 30, 2022. The decrease in general and administrative expenses is mostly due to a decrease in D&O liability insurance costs and to bonuses paid to employees in 2022.

•
Share of profits of equity accounted investee, after elimination of intercompany transactions, was approximately €4.6 million for the nine months ended September 30, 2023, compared to approximately €0.6 million for the nine months ended September 30, 2022. The increase in share of profits of equity accounted investee was mainly due to the increase in revenues of Dorad Energy Ltd. (“Dorad”) due to higher quantities produced and a higher electricity tariff in Israel, partially offset by an increase in operating expenses in connection with the increased production and higher tariff.

•
Financing income, net was approximately €0.6 million for the nine months ended September 30, 2023, compared to financing expenses, net of approximately €7.7 million for the nine months ended September 30, 2022. The change was mainly attributable to income resulting from exchange rate differences amounting to approximately €8 million in the nine months ended September 30, 2023, mainly in connection with the New Israeli Shekel (“NIS”) cash and cash equivalents and the Company’s NIS denominated debentures, compared to expenses in the amount of approximately €1 million for the nine months ended September 30, 2022, caused by the 8% appreciation of the euro against the NIS during the nine months ended September 30, 2023, compared to the 1% devaluation of the euro against the NIS during the nine months ended September 30, 2022.

•	Tax benefit was approximately €0.5 million for the nine months ended September 30, 2023, compared to taxes on income of approximately €2 million for the nine months ended September 30, 2022.

•	Profit for the nine months ended September 30, 2023 was approximately €10.4 million, compared to a loss of approximately €2.3 million for the nine months ended September 30, 2022.

•
Total other comprehensive income was approximately €31.6 million for the nine months ended September 30, 2023, compared to total other comprehensive loss of approximately €61.8 million for the nine months ended September 30, 2022. The change mainly resulted from changes in fair value of cash flow hedges, including a material increase in the fair value of the financial power swap (the “Talasol PPA”) that covers approximately 80% of the output of the Talasol PV Plant compared to the same period last year. The Talasol PPA experienced a high volatility due to the significant changes in electricity prices in Europe that included a substantial increase in prices during 2021 and 2022 and a substantial decrease in prices during 2023. In accordance with hedge accounting standards, the changes in the Talasol PPA’s fair value are recorded in the Company’s shareholders’ equity through a hedging reserve and not through the accumulated deficit/retained earnings. The changes do not impact the Company’s consolidated net profit/loss or the Company’s consolidated cash flows. As the Company controls Talasol, the total impact of the changes in fair value of the Talasol PPA (including the minority share) is consolidated into the Company’s financial statements and total equity.

•
Total comprehensive income was approximately €42 million for the nine months ended September 30, 2023, compared to total comprehensive loss of approximately €64.1 million for the nine months ended September 30, 2022.

•
Net cash provided by operating activities was approximately €16.8 million for the nine months ended September 30, 2023, compared to approximately €14 million for the nine months ended September 30, 2022. The increase in net cash provided by operating activities for the nine months ended September 30, 2023, is mainly due to payment of interest from Dorad and to the 8% appreciation of the euro against the NIS during the nine months ended September 30, 2023 that impacted our NIS-denominated cash and cash equivalents.

•
On October 7, 2023, the “Iron Swards” war broke out in Israel following an attack in Southern Israel by Hamas. The war and hostilities, including missile attacks, mainly on southern and northern Israel, have continued since then. The substantial majority of the Company’s operating facilities, which serve as the Company’s main sources of liquidity, are located outside of Israel, in Spain and the Netherlands. The substantial majority of the projects under development of the Company are also located outside of Israel, in Italy, the US and Spain. These facilities and projects were not impacted by the war and hostilities in Israel. The Company’s headquarters are located in Tel Aviv, which is in central Israel, and the Company’s headquarter work continued uninterrupted throughout the war and hostilities.

The Company has three assets that are currently operating or under construction in Israel: (i) the Talmei Yosef PV Facility (100% owned by the Company, in southern Israel), (ii) the Pumped Storage Project in the Manara Cliff (83.34% owned by the Company, in northern Israel), and (iii) the Dorad power plant (9.375% owned by the Company, in southern Israel). As previously published by the Company, the construction works on the Manara site stopped in early October 2023 and the contractor is using this period in which construction is halted to continue the planning work and advancing the project. The Company expects to receive compensation for the delays through the fees that will be paid for the electricity and availability after the project becomes operational and through direct compensation for damages. The Talmei Yosef facility and the Dorad power plant have not been materially impacted by the war and are currently fully operational. The continuation or future escalation of the war and hostilities in southern and northern Israel, including potential direct damage due to missile attacks, temporary or permanents cessation of operations and potential inability to access the sites, could materially adversely impact the Company’s Israeli operations and projects under development and the Company’s results of operations.

CEO Review Third Quarter 2023

The first nine months of 2023 were characterized by a decline in the electricity prices in Europe compared to 2022. The decrease is mainly evident in Spain, whereas in Italy the prices remained stable. Despite the decrease in electricity prices in Spain, the EBITDA for the period increased by approximately €2.3 million compared to the same period last year, and amounted to approximately €21.5 million. The Dorad power station showed an increase in revenues and net income and this trend is expected to continue also during next year.  The development activities of solar projects in the USA is continuing and their construction is expected to commence in the beginning of 2024. In Italy, the construction of a solar project with a capacity of 18 MW commenced, in addition to solar projects with a capacity of 20 MW whose construction finished and they are awaiting connection to the grid.

The Company’s operations concentrate on three main fields:

-	Construction of New Projects: solar projects in the USA (land preparation works are complete), solar projects in Italy, and a pumped hydro storage project in the Manara Cliff in Israel.

-	Initiating and Developing of New Projects: solar projects in Italy, Spain, USA and Israel.

-	Management, Operation and Improvement of Generating Projects: in Israel (solar), Spain (solar) and the Netherlands (bio-gas).

The Company’s revenues for the quarter were approximately €15.6 million, a small decrease compared to the same period last year, despite the decrease in electricity prices compared to the same period last year. The operating profit increased by approximately €3 million, mainly as a result of the increase in Dorad’s profit.

The net profit for the third quarter of 2023 was approximately €5.9 million and the net profit for the first nine months of 2023 was approximately €10.5 million.

Activity in Spain:

The Talasol solar project (300 solar MW) (Company’s share is 51%) produced during the third quarter revenues from the sale of electricity and green certificates of approximately €8.9 million. Talasol is a party to a financial hedge of its electricity capture price (PPA). Approximately 80% of its production (75% based on P-50) are sold under this agreement for a fixed price. The remaining electricity produced by Talasol is sold directly to the grid, at spot prices.

The Ellomay Solar project (28 solar MW) produced during the third quarter of 2023 revenues from the sale of electricity and green certificates of approximately €1.5 million.

Activity in Italy:

The Company has approximately 505 solar MW projects under advanced development stages, of which licenses have been obtained for approximately 203 MW. Projects with an aggregate capacity of 20 MW are expected to be connected to the grid during the coming month. Preliminary construction works in projects with an aggregate capacity of approximately 105 MW commenced during the third quarter of 2023 and construction works in the remainder of the licenses (approximately 78 MW) are expected to commence in early 2024.

The Company has additional projects in early development stages (in addition to the 505 MW in advanced development stages), the intention of the Company is to reach a portfolio of approximately 1,000 solar MW by the end of 2026.

Activity in Israel:

The Manara Pumped Storage Project (Company’s share is 83.34%): The Manara Cliff pumped storage project, with a capacity of 156 MW, is in advanced construction stages. The Iron Swards War, which commenced on October 7, 2023, stopped the construction works on the project. The project has full protection for damages and losses due to the war within the framework of covenants that support financing provided by the Israeli state as part of the tariff regulation. The project is expected to reach commercial operation during the first half of 2027, and to produce average annual revenues of approximately €74 million and EBITDA of approximately €33 million.1 The Company and its partner in the project, Ampa, invested the equity required for the project (other than linkage differences), and the remainder of the funding is from a consortium of lenders led by Mizrahi Bank, at a scope of approximately NIS 1.18 billion.

Development of Solar licenses combined with storage:

Projects no. 1 and 2 are based on tender No. 1 that the Company won and there is an option of transition to regulation that enables a direct sale to end customers.

1.
The Komemiyut Project: intended for 21 solar MW and 47 MW / hour batteries. The project has an approval for connection to the grid and is in the process of receiving a building permit. Commencement of construction is planned for the first quarter of 2024.

1  EBITDA is a non-IFRS measure. The Company is unable to provide a reconciliation of the Manara Project’s EBITDA to the Manara Project’s net profit/loss on a forward-looking basis without unreasonable effort because items that impact this IFRS financial measure are not within the Company’s control and/or cannot be reasonably predicted. These items include, among others, exchange rate fluctuations, depreciation and amortization, other income, finance income, finance expenses and taxes on income. Such items may have a significant impact on the future financial results and the Company believes such a reconciliation for the projected results will not be meaningful.

2.	The Qelahim Project: intended for 15 solar MW and 33 MW / hour batteries. The project has an approval for connection to the grid, and is in the final stages of the zoning approval.

3.
The Talmei Yosef Project: an expansion of the existing project to 104 dunams, intended for 10 solar MW and 22 MW / hour batteries. The request for zoning approval was approved in the fourth quarter of 2023.

4.	The Talmei Yosef Storage Project in Batteries: there is a zoning approval for 30 dunam, intended for approximately 400 MW / hour. The project is designed for the regulation of high voltage storage.

5.	In addition, the Company has approximately 46 solar MW under preliminary planning stages.

Dorad Power Station (Company’s share is approximately 9.4%): the gas flow from the Karish reservoir that began in November 2022 reduced the gas costs of Dorad. Dorad benefited from the increase in the TAOZ and the production component compared to the same period last year. In addition, the Israeli Electricity Authority’s resolution in connection with the changes of the hourly tariffs, which entered into force in January 2023, means an extension of the “summer” period (a month was added to the “summer” season in which the tariffs are higher), the elimination of the “GEVA” (average consumption) hours and the change in the “PISGA” (peak) hours in the intermediate seasons to the afternoon and evening. As a result, Dorad provides availability to the system manager for the “SHEFEL” (low) period, which is longer and the demand of the system manager is higher. As a result of the continuous operations of the power plant, the maintenance expenses decreased and the hours of operation increased, increasing production and the revenues and profit. Moreover, the Israeli government decided to increase the power station by an additional 650 MW and the National Infrastructure Committee approved the TTL/11/B plan – expansion of the Dorad power station.

In June 2023, an arbitration award was given that, among other issues, obligated Zorlu and Edeltech to refund approximately $130 million to Dorad and to pay the derivative plaintiffs NIS 20 million as reimbursement of legal expenses. Appeals on the arbitration award were submitted by both parties and the appeal process was agreed in advance and is expected to end in the first quarter of 2024.

Activity in the Netherlands:

In connection with the military conflict in Ukraine and the stoppage of Russian gas supply to Europe, there are substantial changes in the field of biogas in the Netherlands and Europe. Europe in general and the Netherlands specifically have set ambitious goals for increasing gas production from waste. Various incentives are being considered, the main one is increasing the price of the green certificates. The price of these certificates has increased from approximately 13–15 euro cents per cubic meter to around 45 euro cents per cubic meter. The prices of greed certificates continue to rise and the expectation is that the price will reach approximately 60 euro cents per cubic meter in 2024.

The Company estimates that with the increasing importance of the biogas field, this field entered into a new era. In the Netherlands, new legislation was adopted that obliges the gas suppliers to incorporate green gas in a scope of up to 20% of the amount supplied by them, valid commencing January 1, 2025. This legislation and the growing demand for green certificates derived from the biogas industry, is expected to add and significantly improve the results of the biogas segment of the Company.

Activity in Texas, USA:

The Company executed a joint development agreement for the development of solar projects in the State of Texas, USA. The agreement covers an initial two projects, with an aggregate installed capacity of 26 MW DC, and an option for two additional projects under similar terms with an aggregate installed capacity of 20 MW DC. The first two projects have reached ready-to-build status, commencement of construction is expected in the beginning of 2024 and they are expected to be constructed within 8-10 months. One of the two additional projects has also reached ready-to-build status and the other additional project is expected to achieve ready-to-build status during the first quarter of 2024. It is expected that the two additional projects will be constructed during the second half of 2024. The estimated capital cost for the first two projects is $30-$32 million, of which the Company’s share is expected to be approximately $19-$21 million. The estimated capital cost for the two additional projects is $24-$26 million, of which the Company’s share is expected to be $15-$17 million. The remaining capital costs are expected to be covered by tax equity partners.

Use of Non-IFRS Financial Measures

EBITDA is a non-IFRS measure and is defined as earnings before financial expenses, net, taxes, depreciation and amortization. The Company presents this measure in order to enhance the understanding of the Company’s operating performance and to enable comparability between periods. While the Company considers EBITDA to be an important measure of comparative operating performance, EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account the Company’s commitments, including capital expenditures and restricted cash and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. Not all companies calculate EBITDA in the same manner, and the measure as presented may not be comparable to similarly-titled measure presented by other companies. The Company’s EBITDA may not be indicative of the Company’s historic operating results; nor is it meant to be predictive of potential future results. The Company uses this measure internally as performance measure and believes that when this measure is combined with IFRS measure it add useful information concerning the Company’s operating performance. A reconciliation between results on an IFRS and non-IFRS basis is provided on page 14 of this press release.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay Capital focuses its business in the renewable energy and power sectors in Europe, USA and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy, Spain, The Netherlands and Texas, USA, including:

•	Approximately 35.9 MW of photovoltaic power plants in Spain and a photovoltaic power plant of approximately 9 MW in Israel;
•
9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 850MW, representing about 6%-8% of Israel’s total current electricity consumption;

•	51% of Talasol, which owns a photovoltaic plant with a peak capacity of 300MW in the municipality of Talaván, Cáceres, Spain;
•
Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million Nm3 per year, respectively;

•	83.333% of Ellomay Pumped Storage (2014) Ltd., which is involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel;
•	Ellomay Solar Italy One SRL and Ellomay Solar Italy Two SRL that are constructing photovoltaic plants with installed capacity of 14.8 MW and 4.95 MW, respectively, in the Lazio Region, Italy;
•
Ellomay Solar Italy Four SRL, Ellomay Solar Italy Five SRL, Ellomay Solar Italy Seven SRL, Ellomay Solar Italy Nine SRL and Ellomay Solar Italy Ten SRL that are developing photovoltaic projects with installed capacity of 15.06 MW, 87.2 MW, 54.77 MW, 8 MW and 18 MW, respectively, in Italy that have reached “ready to build” status; and

•
Fairfield Solar Project, LLC, Malakoff Solar I, LLC, Malakoff Solar II, LLC, Mexia I Solar, LLC, Mexia II Solar, LLC, and Talco Solar, LLC, that are developing photovoltaic projects with installed capacity of 13 MW, 6.5 MW, 6.5 MW, 4 MW, 4 MW and 7.5 MW respectively, in the Dallas Metropolitan area, Texas, and have reached “ready to build” status.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements. The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including changes in electricity prices and demand, the impact of the war and hostilities in Israel and Gaza, regulatory changes, including extension of current or approval of new rules and regulations increasing the operating expenses of manufacturers of renewable energy in Spain, increases in interest rates and inflation, changes in the supply and prices of resources required for the operation of the Company’s facilities (such as waste and natural gas) and in the price of oil, the impact of the continued military conflict between Russia and Ukraine, technical and other disruptions in the operations or construction of the power plants owned by the Company and general market, political and economic conditions in the countries in which the Company operates, including Israel, Spain, Italy and the United States. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Rubenbach (Weintraub)
CFO
Tel: +972 (3) 797-1111
Email: hilai@ellomay.com

Ellomay Capital Ltd. and its Subsidiaries
Unaudited Condensed Consolidated Interim Statements of Financial Position

	September 30,	December 31,	September 30,
	2023	2022	2023
	€ in thousands		Convenience Translation into US$ in thousands*
Assets
Current assets:
Cash and cash equivalents	62,099	46,458	65,819
Marketable securities	-	2,836	-
Short term deposits	999	-	1,059
Restricted cash	810	900	859
Receivable from concession project	1,739	1,799	1,843
Intangible asset from green certificates	1,457	585	1,544
Trade and other receivables	12,230	12,097	12,963
	79,334	64,675	84,087
Non-current assets
Investment in equity accounted investee	32,098	30,029	34,021
Advances on account of investments	1,195	2,328	1,267
Receivable from concession project	21,702	24,795	23,002
Fixed assets	400,751	365,756	424,760
Right-of-use asset	32,521	30,020	34,469
Intangible asset	3,532	4,094	3,744
Restricted cash and deposits	18,974	20,192	20,111
Deferred tax	11,230	23,510	11,903
Long term receivables	9,763	9,270	10,348
Derivatives	1,199	1,488	1,271
	532,965	511,482	564,896
Total assets	612,299	576,157	648,983

Liabilities and Equity
Current liabilities
Current maturities of long-term bank loans	11,860	12,815	12,571
Current maturities of other long-term loans	5,000	10,000	5,300
Current maturities of debentures	35,331	18,714	37,448
Trade payables	5,263	4,504	5,577
Other payables	15,650	11,207	16,588
Current maturities of derivatives	2,327	33,183	2,466
Current maturities of lease liabilities	789	745	836
	76,220	91,168	80,786
Non-current liabilities
Long-term lease liabilities	25,100	22,005	26,604
Long-term bank loans	242,594	229,466	257,128
Other long-term loans	28,558	21,582	30,269
Debentures	103,190	91,714	109,372
Deferred tax	6,032	6,770	6,393
Other long-term liabilities	1,014	2,021	1,075
Derivatives	4,404	28,354	4,668
	410,892	401,912	435,509
Total liabilities	487,112	493,080	516,295

Equity
Share capital	25,613	25,613	27,148
Share premium	86,131	86,038	91,291
Treasury shares	(1,736)	(1,736)	(1,840)
Transaction reserve with non-controlling Interests	5,697	5,697	6,038
Reserves	(873)	(12,632)	(925)
Retained earnings (accumulated deficit)	3,453	(7,256)	3,660
Total equity attributed to shareholders of the Company	118,285	95,724	125,372
Non-Controlling Interest	6,902	(12,647)	7,316
Total equity	125,187	83,077	132,688
Total liabilities and equity	612,299	576,157	648,983

* Convenience translation into US$ (exchange rate as at September 30, 2023: euro 1 = US$ 1.06)

Ellomay Capital Ltd. and its Subsidiaries
Unaudited Condensed Consolidated Interim Statements of Comprehensive Income (Loss)

	For the Three months ended September 30,		For the nine months ended September 30,		For the year ended December 31,	For the nine months ended September 30,
	2023	2022	2023	2022	2022	2023
	€ in thousands		€ in thousands		€ in thousands	Convenience Translation into US$ in thousands**
Revenues	15,644	15,529	41,102	44,725	53,360	43,564
Operating expenses	(5,653)	(5,297)	(17,681)	(18,429)	(24,089)	(18,740)
Depreciation and amortization expenses	(4,031)	(3,873)	(12,095)	(11,851)	(16,092)	(12,820)
Gross profit	5,960	6,359	11,326	14,445	13,179	12,004

Project development costs	(248)	(1,126)	(2,440)	(2,680)	(3,784)	(2,586)
General and administrative expenses	(1,193)	(1,669)	(4,104)	(4,966)	(5,892)	(4,350)
Share of profits (losses) of equity accounted investee	3,058	1,158	4,599	556	1,206	4,875
Operating profit	7,577	4,722	9,381	7,355	4,709	9,943

Financing income	2,059	844	11,080	2,655	9,565	11,744
Financing income (expenses) in connection with derivatives and warrants, net	391	677	(85)	1,015	605	(90)
Financing expenses in connection with projects finance	(1,830)	(1,957)	(5,612)	(5,846)	(7,765)	(5,948)
Financing expenses in connection with debentures	(1,028)	(943)	(2,868)	(2,286)	(2,130)	(3,040)
Interest expenses on minority shareholder loan	(540)	(331)	(1,473)	(1,223)	(1,529)	(1,561)
Other financing expenses	(10)	(3,850)	(444)	(2,056)	(1,212)	(471)
Financing income (expenses), net	(958)	(5,560)	598	(7,741)	(2,466)	634

Profit (loss) before taxes on income	6,619	(838)	9,979	(386)	2,243	10,577
Tax benefit (Taxes on income)	(742)	(863)	461	(1,950)	(2,103)	489
Profit (loss) for the period	5,877	(1,701)	10,440	(2,336)	140	11,066
Profit (loss) attributable to:
Owners of the Company	5,233	(2,564)	10,709	(3,786)	(357)	11,351
Non-controlling interests	644	863	(269)	1,450	497	(285)
Profit (loss) for the period	5,877	(1,701)	10,440	(2,336)	140	11,066
Other comprehensive income (loss) item that after initial recognition in comprehensive income (loss) were or will be transferred to profit or loss:
Foreign currency translation differences for foreign operations	(930)	*4,889	(9,183)	*1,206	*(7,829)	(9,733)
Effective portion of change in fair value of cash flow hedges	5,949	*(20,805)	50,149	*(29,680)	*8,976	53,154
Net change in fair value of cash flow hedges transferred to profit or loss	(4,580)	*(11,074)	(9,389)	*(33,320)	*(36,438)	(9,952)
Total other comprehensive income (loss)	439	(26,990)	31,577	(61,794)	(35,291)	33,469

Total other comprehensive income (loss) attributable to:
Owners of the Company	(296)	(10,451)	11,759	(29,502)	(19,920)	12,464
Non-controlling interests	735	(16,539)	19,818	(32,292)	(15,371)	21,005
Total other comprehensive income (loss) for the period	439	(26,990)	31,577	(61,794)	(35,291)	33,469
Total comprehensive income (loss) for the period	6,316	(28,691)	42,017	(64,130)	(35,151)	44,535

Total comprehensive income (loss) attributable to:
Owners of the Company	4,937	(13,015)	22,468	(33,288)	(20,277)	23,815
Non-controlling interests	1,379	(15,676)	19,549	(30,842)	(14,874)	20,720
Total comprehensive income (loss) for the period	6,316	(28,691)	42,017	(64,130)	(35,151)	44,535

Basic net earnings (loss) per share	0.41	(0.20)	0.83	(0.29)	(0.03)	0.88
Diluted net earnings (loss) per share	0.41	(0.20)	0.83	(0.29)	(0.03)	0.88

* Reclassified
** Convenience translation into US$ (exchange rate as at September 30, 2023: euro 1 = US$ 1.06)

Ellomay Capital Ltd. and its Subsidiaries
Unaudited Condensed Consolidated Interim Statements of Changes in Equity

									Non- controlling	Total
			Attributable to shareholders of the Company						Interests	Equity
	Share capital	Share premium	Retained earnings (accumulated Deficit)	Treasury shares	Translation reserve from foreign operations	Hedging Reserve	Interests Transaction reserve with non-controlling Interests	Total
	€ in thousands
For the nine months ended
September 30, 2023:
Balance as at January 1, 2023	25,613	86,038	(7,256)	(1,736)	7,970	(20,602)	5,697	95,724	(12,647)	83,077
Profit (loss) for the period	-	-	10,709	-	-	-	-	10,709	(269)	10,440
Other comprehensive loss for the period	-	-	-	-	(8,771)	20,530	-	11,759	19,818	31,577
Total comprehensive loss for the period	-	-	10,709	-	(8,771)	20,530	-	22,468	19,549	42,017
Transactions with owners of the Company, recognized directly in equity:
Share-based payments	-	93	-	-	-	-	-	93	-	93
Balance as at September 30, 2023	25,613	86,131	3,453	(1,736)	(801)	(72)	5,697	118,285	6,902	125,187

For the nine months ended
September 30, 2022:
Balance as at January 1, 2022	25,605	85,883	(6,899)	(1,736)	15,365	(8,077)	5,697	115,838	(1,731)	114,107
Profit (loss) for the period	-	-	(3,786)	-	-	-	-	(3,786)	1,450	(2,336)
Other comprehensive income (loss) for the period	-	-	-	-	1,152	(30,654)	-	(29,502)	(32,292)	(61,794)
Total comprehensive income (loss) for the period	-	-	(3,786)	-	1,152	(30,654)	-	(33,288)	(30,842)	(64,130)
Transactions with owners of the Company, recognized directly in equity:
Issuance of Capital note to non-controlling interest	-	-	-	-	-	-	-	-	3,958	3,958
Share-based payments	-	90	-	-	-	-	-	90	-	90
Balance as at September 30, 2022	25,605	85,973	(10,685)	(1,736)	16,517	(38,731)	5,697	82,640	(28,615)	54,025

Ellomay Capital Ltd. and its Subsidiaries
Unaudited Condensed Consolidated Interim Statements of Changes in Equity (cont’d)

									Non- controlling	Total
			Attributable to shareholders of the Company						Interests	Equity
	Share capital	Share premium	Accumulated deficit	Treasury shares	Translation reserve from foreign operations	Hedging Reserve	Interests Transaction reserve with non-controlling Interests	Total
	€ in thousands
For the year ended December 31, 2022:
Balance as at January 1, 2022	25,605	85,883	(6,899)	(1,736)	15,365	(8,077)	5,697	115,838	(1,731)	114,107
Profit (loss) for the year	-	-	(357)	-	-	-	-	(357)	497	140
Other comprehensive loss for the year	-	-	-	-	(7,395)	(12,525)	-	(19,920)	(15,371)	(35,291)
Total comprehensive loss for the year	-	-	(357)	-	(7,395)	(12,525)	-	(20,277)	(14,874)	(35,151)
Transactions with owners of the Company, recognized directly in equity:
Issuance of Capital note to non-controlling interest	-	-	-	-	-	-	-	-	3,958	3,958
Options exercise	8	28	-	-	-	-	-	36	-	36
Share-based payments	-	127	-	-	-	-	-	127	-	127
Balance as at December 31, 2022	25,613	86,038	(7,256)	(1,736)	7,970	(20,602)	5,697	95,724	(12,647)	83,077

Ellomay Capital Ltd. and its Subsidiaries
Unaudited Condensed Consolidated Interim Statements of Changes in Equity (cont’d)

									Non- controlling	Total
			Attributable to shareholders of the Company						Interests	Equity
	Share capital	Share premium	Retained earnings (accumulated deficit)	Treasury shares	Translation reserve from foreign operations	Hedging Reserve	Interests Transaction reserve with non-controlling Interests	Total
	Convenience translation into US$ (exchange rate as at September 30, 2023: euro 1 = US$ 1.06)
For the nine months ended September 30, 2023:
Balance as at January 1, 2023	27,148	91,192	(7,691)	(1,840)	8,447	(21,836)	6,038	101,458	(13,404)	88,054
Profit (loss) for the period	-	-	11,351	-	-	-	-	11,351	(285)	11,066
Other comprehensive loss for the period	-	-	-	-	(9,296)	21,760	-	12,464	21,005	33,469
Total comprehensive loss for the period	-	-	11,351	-	(9,296)	21,760	-	23,815	20,720	44,535
Transactions with owners of the Company, recognized directly in equity:
Share-based payments	-	99	-	-	-	-	-	99	-	99
Balance as at September 30, 2023	27,148	91,291	3,660	(1,840)	(849)	(76)	6,038	125,372	7,316	132,688

Ellomay Capital Ltd. and its Subsidiaries
Unaudited Condensed Consolidated Interim Statements of Cash Flow

	For the three months ended September 30,		For the nine months ended September 30,		For the year ended December 31,	For the nine months ended September 30
	2023	2022	2023	2022	2022	2023
	€ in thousands					Convenience Translation into US$*
Cash flows from operating activities
Profit (loss) for the period	5,877	(1,701)	10,440	(2,336)	140	11,066
Adjustments for:
Financing expenses, net	958	5,560	(598)	7,741	2,466	(634)
Depreciation and amortization	4,031	3,873	12,095	11,851	16,092	12,820
Share-based payment transactions	31	30	93	90	127	99
Share of losses (profits) of equity accounted investees	(3,058)	(1,158)	(4,599)	(556)	(1,206)	(4,875)
Payment of interest on loan by an equity accounted investee	1,468	-	1,468	-	-	1,556
Change in trade receivables and other receivables	457	2,862	1,015	283	724	1,076
Change in other assets	(595)	(163)	(750)	(110)	(209)	(795)
Change in receivables from concessions project	683	77	1,519	(473)	(521)	1,610
Change in trade payables	1,696	47	287	(754)	1,697	304
Change in other payables	(126)	(3,480)	257	4,398	3,807	272
Income tax expense (tax benefit)	742	863	(461)	1,950	2,103	(489)
Income taxes paid	(419)	(1,144)	(439)	(4,399)	(6,337)	(465)
Interest received	1,059	481	2,412	1,403	1,896	2,557
Interest paid	(1,286)	(260)	(5,950)	(5,184)	(9,459)	(6,306)
Net cash provided by (used in) operating activities	11,518	5,887	16,789	13,904	11,320	17,796

Cash flows from investing activities
Acquisition of fixed assets	(24,015)	(16,793)	(51,483)	(39,067)	(48,610)	(54,567)
Repayment of loan by an equity accounted investee	103	-	103	149	149	109
Loan to an equity accounted investee	-	(60)	(68)	(60)	(128)	(72)
Advances on account of investments	-	-	(421)	-	(774)	(446)
Proceeds from repayment of advances on account of investments in process	2,277	-	1,921	-	-	2,036
Settlement of derivatives contract	-	3,800	-	3,272	(528)	-
Proceeds from (investment in) in restricted cash, net	-	(639)	893	(8,880)	(4,873)	947
Proceeds from (investment in) in short term deposit	165	-	(1,092)	27,645	27,645	(1,157)
Proceeds from (investment in) marketable securities	-	-	2,837	-	(1,062)	3,007
Net cash provided by (used in) investing activities	(21,470)	(13,692)	(47,310)	(16,941)	(28,181)	(50,143)

Cash flows from financing activities
Proceeds from options	-	-	-	-	36	-
Cost associated with long term loans	(481)	(1,033)	(1,187)	(9,991)	(9,988)	(1,258)
Payment of principal of lease liabilities	(189)	(1,575)	(966)	(5,548)	(5,703)	(1,024)
Proceeds from long term loans	-	-	21,370	196,162	215,170	22,650
Repayment of long-term loans	(517)	(5,348)	(6,990)	(148,443)	(153,751)	(7,409)
Repayment of Debentures	-	-	(17,763)	(19,764)	(19,764)	(18,827)
Repayment of SWAP instrument associated with long term loans	-	-	-	(3,290)	(3,290)	-
Proceeds from issuance of Debentures, net	-	-	55,808	-	-	59,152
Proceeds from settlement of derivatives, net	-	-	-	-	3,800	-
Net cash provided by (used in) financing activities	(1,187)	(7,956)	50,272	9,126	26,510	53,284

Effect of exchange rate fluctuations on cash and cash equivalents	(632)	4,297	(4,110)	1,169	(4,420)	(4,359)
Increase (decrease) in cash and cash equivalents	(11,771)	(11,464)	15,641	7,258	5,229	16,578
Cash and cash equivalents at the beginning of the period	73,870	59,951	46,458	41,229	41,229	49,241
Cash and cash equivalents at the end of the period	62,099	48,487	62,099	48,487	46,458	65,819

* Convenience translation into US$ (exchange rate as at September 30, 2023: euro 1 = US$ 1.06)

Ellomay Capital Ltd. and its Subsidiaries
Operating Segments (Unaudited)

	PV									Total
			Ellomay				Bio			reportable		Total
	Italy	Spain	Solar	Talasol	USA	Israel	Gas	Dorad	Manara	segments	Reconciliations	consolidated
	For the nine months ended September 30, 2023
	€ in thousands

Revenues	-	2,246	3,565	21,542	-	692	13,057	51,901	-	93,003	(51,901)	41,102
Operating expenses	-	(395)	(1,397)	(4,297)	-	(280)	(11,312)	(37,544)	-	(55,225)	37,544	(17,681)
Depreciation expenses	(1)	(686)	(707)	(8,571)	-	(348)	(1,764)	(4,343)	-	(16,420)	4,325	(12,095)
Gross profit (loss)	(1)	1,165	1,461	8,674	-	64	(19)	10,014	-	21,358	(10,032)	11,326

Adjusted Gross profit (loss)	(1)	1,165	1,461	8,674	-	1,255 [2]	(19)	10,014	-	22,549	(11,223)	11,326
Project development costs												(2,440)
General and administrative expenses												(4,104)
Share of loss of equity accounted investee												4,599
Operating profit												9,381
Financing income												11,080
Financing expenses in connection with derivatives and warrants, net												(85)
Financing expenses in connection with projects finance												(5,612)
Financing expenses in connection with debentures												(2,868)
Interest expenses on minority shareholder loan												(1,473)
Other financing expenses												(444)
Financing expenses, net												598
Income before taxes on Income												9,979
Segment assets as at September 30, 2023	39,329	13,971	18,957	234,415	5,536	31,543	32,141	103,334	155,589	634,815	(22,517)	612,299

2 The gross profit of the Talmei Yosef PV Plant located in Israel is adjusted to include income from the sale of electricity (approximately €3,261 thousand) and depreciation expenses (approximately €1,726 thousand) under the fixed asset model, which were not recognized as revenues and depreciation expenses, respectively, under the financial asset model as per IFRIC 12.

Ellomay Capital Ltd. and its Subsidiaries
Reconciliation of Profit (Loss) to EBITDA (Unaudited)

	For the three months ended September 30,		For the nine months ended September 30,		For the year ended December 31,	For the nine months ended September 30,
	2023	2022	2023	2022	2022	2023
	€ in thousands					Convenience Translation into US$ in thousands*
Net profit (loss) for the period	5,877	(1,701)	10,440	(2,336)	140	11,066
Financing (income) expenses, net	958	5,560	(598)	7,741	2,466	(634)
Taxes on income (Tax benefit)	742	863	(461)	1,950	2,103	(489)
Depreciation	4,031	3,873	12,095	11,851	16,092	12,820
EBITDA	11,608	8,595	21,476	19,206	20,801	22,763

* Convenience translation into US$ (exchange rate as at September 30, 2023: euro 1 = US$ 1.06)

Ellomay Capital Ltd.
Information for the Company’s Debenture Holders

Financial Covenants

Pursuant to the Deeds of Trust governing the Company’s Series C, Series D and Series E Debentures (together, the “Debentures”), the Company is required to maintain certain financial covenants. For more information, see Items 4.A and 5.B of the Company’s Annual Report on Form 20-F submitted to the Securities and Exchange Commission on April 7, 2023, and below.

Net Financial Debt

As of September 30, 2023, the Company’s Net Financial Debt, (as such term is defined in the Deeds of Trust of the Company’s Debentures), was approximately €77.1 million (consisting of approximately €292.53 million of short-term and long-term debt from banks and other interest bearing financial obligations, approximately €140.24 million in connection with the Series C Debentures issuances (in July 2019, October 2020, February 2021 and October 2021), the Series D Convertible Debentures issuance (in February 2021) and the Series E Secured Debentures issuance (in February 2023), net of approximately €63.1 million of cash and cash equivalents, short-term deposits and marketable securities and net of approximately €292.55 million of project finance and related hedging transactions of the Company’s subsidiaries).

3 The amount of short-term and long-term debt from banks and other interest-bearing financial obligations amount provided above, includes an amount of approximately €4.5 million costs associated with such debt, which was capitalized and therefore offset from the debt amount that is recorded in the Company’s balance sheet.
4 The amount of the Debentures provided above includes an amount of approximately €1.7 million associated costs, which was capitalized and therefore offset from the debentures amount that is recorded in the Company’s balance sheet.
5 The project finance amount deducted from the calculation of Net Financial Debt includes project finance obtained from various sources, including financing entities and the minority shareholders in project companies held by the Company (provided in the form of shareholders’ loans to the project companies).

Ellomay Capital Ltd.
Information for the Company’s Debenture Holders (cont’d)

Information for the Company’s Series C Debenture Holders

The Deed of Trust governing the Company’s Series C Debentures (as amended on June 6, 2022, the “Series C Deed of Trust”), includes an undertaking by the Company to maintain certain financial covenants, whereby a breach of such financial covenants for two consecutive quarters is a cause for immediate repayment. As of September  30, 2023, the Company was in compliance with the financial covenants set forth in the Series C Deed of Trust as follows: (i) the Company’s Adjusted Shareholders’ Equity (as defined in the Series C Deed of Trust) was approximately €130.2 million, (ii) the ratio of the Company’s Net Financial Debt (as set forth above) to the Company’s CAP, Net (defined as the Company’s Adjusted Shareholders’ Equity plus the Net Financial Debt) was 37.2%, and (iii) the ratio of the Company’s Net Financial Debt to the Company’s Adjusted EBITDA6, was 2.9.

The following is a reconciliation between the Company’s profit and the Adjusted EBITDA (as defined in the Series C Deed of Trust) for the four-quarter period ended September 30, 2023:

For the four-quarter period ended September 30, 2023
Unaudited
€ in thousands
Profit for the period	12,916
Financing expenses, net	(5,873)
Taxes on income	(308)
Depreciation	16,336
Share-based payments	130
Adjustment to revenues of the Talmei Yosef PV Plant due to calculation based on the fixed asset model	3,244
Adjusted EBITDA as defined the Series C Deed of Trust	26,445

6 The term “Adjusted EBITDA” is defined in the Series C Deed of Trust as earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from the Company’s operations, such as the Talmei Yosef PV Plant, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments. The Series C Deed of Trust provides that for purposes of the financial covenant, the Adjusted EBITDA will be calculated based on the four preceding quarters, in the aggregate. The Adjusted EBITDA is presented in this press release as part of the Company’s undertakings towards the holders of its Series C Debentures. For a general discussion of the use of non-IFRS measures, such as EBITDA and Adjusted EBITDA see above under “Use of Non-IFRS Financial Measures.”

Ellomay Capital Ltd.
Information for the Company’s Debenture Holders (cont’d)

Information for the Company’s Series D Debenture Holders

The Deed of Trust governing the Company’s Series D Debentures (the “Series D Deed of Trust”), includes an undertaking by the Company to maintain certain financial covenants, whereby a breach of such financial covenants for the periods set forth in the Series D Deed of Trust is a cause for immediate repayment. As of September 30, 2023, the Company was in compliance with the financial covenants set forth in the Series D Deed of Trust as follows: (i) the Company’s Adjusted Shareholders’ Equity (as defined in the Series D Deed of Trust) was approximately €130.2 million, (ii) the ratio of the Company’s Net Financial Debt (as set forth above) to the Company’s CAP, Net (defined as the Company’s Adjusted Shareholders’ Equity plus the Net Financial Debt) was 37.2%, and (iii) the ratio of the Company’s Net Financial Debt to the Company’s Adjusted EBITDA7 was 2.9.

The following is a reconciliation between the Company’s profit and the Adjusted EBITDA (as defined in the Series D Deed of Trust) for the four-quarter period ended September 30, 2023:

For the four-quarter period ended September 30, 2023
Unaudited
€ in thousands
Profit for the period	12,916
Financing expenses, net	(5,873)
Taxes on income	(308)
Depreciation and amortization expenses	16,336
Share-based payments	130
Adjustment to revenues of the Talmei Yosef PV Plant due to calculation based on the fixed asset model	3,244
Adjusted EBITDA as defined the Series D Deed of Trust	26,445

7 The term “Adjusted EBITDA” is defined in the Series D Deed of Trust as earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from the Company’s operations, such as the Talmei Yosef PV Plant, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments, when the data of assets or projects whose Commercial Operation Date (as such term is defined in the Series D Deed of Trust) occurred in the four quarters that preceded the relevant date will be calculated based on Annual Gross Up (as such term is defined in the Series D Deed of Trust). The Series D Deed of Trust provides that for purposes of the financial covenant, the Adjusted EBITDA will be calculated based on the four preceding quarters, in the aggregate. The Adjusted EBITDA is presented in this press release as part of the Company’s undertakings towards the holders of its Series D Debentures. For a general discussion of the use of non-IFRS measures, such as EBITDA and Adjusted EBITDA see above under “Use of Non-IFRS Financial Measures.”

Ellomay Capital Ltd.
Information for the Company’s Debenture Holders (cont’d)

Information for the Company’s Series E Debenture Holders

The Deed of Trust governing the Company’s Series E Debentures (the “Series E Deed of Trust”), includes an undertaking by the Company to maintain certain financial covenants, whereby a breach of such financial covenants for the periods set forth in the Series E Deed of Trust is a cause for immediate repayment. As of September 30, 2023, the Company was in compliance with the financial covenants set forth in the Series E Deed of Trust as follows: (i) the Company’s Adjusted Shareholders’ Equity (as defined in the Series E Deed of Trust) was approximately €130.2 million, (ii) the ratio of the Company’s Net Financial Debt (as set forth above) to the Company’s CAP, Net (defined as the Company’s Adjusted Shareholders’ Equity plus the Net Financial Debt) was 37.2%, and (iii) the ratio of the Company’s Net Financial Debt to the Company’s Adjusted EBITDA8 was 2.9.

The following is a reconciliation between the Company’s profit and the Adjusted EBITDA (as defined in the Series E Deed of Trust) for the four-quarter period ended September 30, 2023:

For the four-quarter period ended September 30, 2023
Unaudited
€ in thousands
Profit for the period	12,916
Financing expenses, net	(5,873)
Taxes on income	(308)
Depreciation and amortization expenses	16,336
Share-based payments	130
Adjustment to revenues of the Talmei Yosef PV Plant due to calculation based on the fixed asset model	3,244
Adjusted EBITDA as defined the Series E Deed of Trust	26,445

In connection with the undertaking included in Section 3.17.2 of Annex 6 of the Series E Deed of Trust, no circumstances occurred during the reporting period under which the rights to loans provided to Ellomay Luzon Energy Infrastructures Ltd. (formerly U. Dori Energy Infrastructures Ltd. (“Ellomay Luzon Energy”)), which were pledged to the holders of the Company’s Series E Debentures, will become subordinate to the amounts owed by Ellomay Luzon Energy to Israel Discount Bank Ltd.

As of September 30, 2023, the value of the assets pledged to the holders of the Series E Debentures in the Company’s books (unaudited) is approximately €33.2 million (approximately NIS 134.6 million based on the exchange rate as of such date).

8 The term “Adjusted EBITDA” is defined in the Series E Deed of Trust as earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from the Company’s operations, such as the Talmei Yosef PV Plant, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments, when the data of assets or projects whose Commercial Operation Date (as such term is defined in the Series E Deed of Trust) occurred in the four quarters that preceded the relevant date will be calculated based on Annual Gross Up (as such term is defined in the Series E Deed of Trust). The Series E Deed of Trust provides that for purposes of the financial covenant, the Adjusted EBITDA will be calculated based on the four preceding quarters, in the aggregate. The Adjusted EBITDA is presented in this press release as part of the Company’s undertakings towards the holders of its Series E Debentures. For a general discussion of the use of non-IFRS measures, such as EBITDA and Adjusted EBITDA see above under “Use of Non-IFRS Financial Measures.”